press release

ArcelorMittal reports fourth quarter 2013 and full year 2013 results

Luxembourg, February 7, 2014 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three and twelve-month periods ended December 31, 2013.

Highlights2:

•	Health and safety performance improved in 2013 with an annual LTIF rate[3] of 0.8x as compared to 1.0x in 2012
•	FY 2013 EBITDA[4] of $6.9 billion, a 10.7% improvement versus FY 2012[5] on an underlying basis
•	4Q 2013 EBITDA of $1.9 billion
•	FY 2013 net loss of $2.5 billion (including exceptional items totalling $1.5 billion6)
•	4Q 2013 net loss of $1.2 billion (including exceptional items totalling $1.3 billion7)
•	Free cash flow positive[8] in FY 2013; $4.3 billion of cash flow from operations and capex of $3.5 billion
•	Net debt[9] at year end of $16.1 billion, a decrease of $5.7 billion during 2013
•	Pension/OPEB net obligations decreased by $2.6 billion[10] during 2013
•	FY 2013 steel shipments of 84.3Mt (+0.6% YoY); 4Q 2013 steel shipments of 20.9Mt up (+4.4%) vs. 4Q 2012
•	FY 2013 iron ore shipments of 59.7Mt (+9.6% YoY), of which 35.1Mt shipped at market prices[11] (+22% YoY)
•	$1.1 billion in annualized management gains achieved during 2013, in line with plan to achieve $3 billion of cost improvement by the end of 2015
•	Dividend maintained at $0.20/share, subject to shareholders’ approval

Key developments:

•        ArcelorMittal and Nippon Steel & Sumitomo JV have agreed to acquire 100% of ThyssenKrupp Steel USA for $1.55 billion

•        The ramp-up of expanded capacity at AMMC completed with run-rate of 24 Mt achieved by year-end 2013; Phase II expansion of Liberia from 4 Mtpa direct shipped ore ("DSO") to 15 Mtpa concentrate ongoing, with first concentrate production targeted by end of 2015

Outlook and guidance framework:

•	Based on its guidance framework, the Company anticipates 2014 EBITDA of approximately $8 billion, assuming:

a) Steel shipments increase by approximately 3% in 2014 as compared to 2013

b) Marketable iron ore shipments increase by approximately 15%

c) The average iron ore price is in line with the market consensus (approximately $120/t for 62% Fe CFR China)

d) A moderate improvement in steel margins

•	Net interest expense is expected to be approximately $1.6 billion for 2014
•	Capital expenditure is expected to be approximately $3.8-4.0 billion for 2014
•	The Company maintains its medium term net debt target at $15 billion

Financial highlights (on the basis of IFRS1, amounts in USD):

(USDm) unless otherwise shown	Quarterly comparison			Semi-annual comparison			Annual comparison
	4Q 13	3Q 13	4Q 122	2H 13	1H 13	2H 1[2]2	12M 13	12M 1[2]2
Sales	19,848	19,643	19,309	39,491	39,949	39,032	79,440	84,213
EBITDA	1,910	1,713	1,557	3,623	3,265	3,002	6,888	7,679
Operating income / (loss)	(36)	477	(4,711)	441	756	(4,656)	1,197	(2,645)
Net (loss)	(1,227)	(193)	(3,808)	(1,420)	(1,125)	(4,460)	(2,545)	(3,352)
Basic (loss) per share (USD)	(0.69)	(0.12)	(2.47)	(0.81)	(0.65)	(2.89)	(1.46)	(2.17)

Own iron ore production (Mt)	15.4	14.9	14.0	30.3	28.1	28.3	58.4	55.9
Iron ore shipments at market price (Mt)	10.3	9.4	6.6	19.7	15.5	13.8	35.1	28.8
Crude steel production (Mt)	23.0	23.3	20.8	46.3	44.9	42.7	91.2	88.2
Steel shipments (Mt)	20.9	21.1	20.0	42.0	42.3	39.9	84.3	83.8
EBITDA/tonne (USD/t)[12]	91	81	78	86	77	75	82	92

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The measures we have implemented to strengthen the business continue to yield positive results. In 2013 we delivered a 11% underlying increase in EBITDA, positive free cash flow and ended the year with net debt at the lowest level since the creation of ArcelorMittal in 2006.  The improvement in the overall economic situation led us to re-start some selected steel growth projects. In addition, we have expanded our ability to serve the growing NAFTA automotive and energy steel markets through our agreement to acquire ThyssenKrupp’s rolling mill in Calvert, Alabama. We are cautiously optimistic about the outlook for 2014 and expect EBITDA for the full year to improve to approximately $8.0 billion.”

Fourth quarter 2013 earnings analyst conference call

ArcelorMittal management will host a conference call for members of the investment community to discuss the fourth quarter and twelve-months periods ended December 31, 2013 on:

Date	US Eastern time	London	CET
Friday February 7, 2014	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 169 3059	+44 (0)207 970 0006	837814#
USA local:	1800 814 6417	+1 215 599 1757	837814#
France:	0800917772	+33 170707578	837814#
Germany:	08009646526	+49 6940359700	837814#
Spain:	900994921	+34 914140992	837814#
Luxembourg:	80024686	+352 24871048	837814#
A replay of the conference call will be available for one week by dialing:
	Language	Access code
+49 (0) 1805 2043 089	English	446513#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live video webcast on http://corporate.arcelormittal.com.

Forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ArcelorMittal fourth quarter 2013 and full year 2013 results

ArcelorMittal, the world’s leading steel and mining company, today announces results for the three month and twelve month periods ended December 31, 2013.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, significantly improved to 0.8x for the year 2013 (“12M 2013”) from 1.0x for the year 2012 (“12M 2012”). In 2013, a majority of the segments contributed to the significant overall improvement, in particular the Distribution Solutions, Flat Carbon Americas and Flat Carbon Europe segments.

Lost time injury frequency rate was flat at 0.8x in the fourth quarter of 2013 (“4Q 2013”) as compared to 0.8x for the third quarter of 2013 (“3Q 2013”) and significantly decreased as compared to 1.1x for the fourth quarter of 2012 (“4Q 2012”).

Despite this encouraging performance in lost time injury frequency (LTIF) rate, there is still more work to be done. The Company’s effort to improve the Group’s Health and Safety record will continue. The LTIF target for 2014 has been reduced to 0.8x from 1.0x in 2013. The Company is also focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	4Q 13	3Q 13	4Q 12	12M 13	12M 12
Total Mines	0.6	0.4	0.5	0.6	0.7

Lost time injury frequency rate	4Q 13	3Q 13	4Q 12	12M 13	12M 12
Flat Carbon Americas	0.7	1.1	1.4	0.9	1.1
Flat Carbon Europe	1.1	1.0	1.2	1.1	1.3
Long Carbon Americas and Europe	0.8	0.8	1.5	1.0	1.1
Asia Africa and CIS	0.4	0.6	0.6	0.5	0.5
Distribution Solutions	1.1	1.3	2.0	1.2	1.6
Total Steel	0.8	0.9	1.2	0.9	1.1

Lost time injury frequency rate	4Q 13	3Q 13	4Q 12	12M 13	12M 12
Total (Steel and Mines)	0.8	0.8	1.1	0.8	1.0

Key corporate responsibility highlights for 4Q 2013

•	On October 9, 2013, the World Steel Association presented ArcelorMittal with two awards: the ‘Innovation of the Year’ award for its automated steelmaking process in Dofasco, Canada, and the ‘Excellence in Sustainability’ award for Sustain Our Great Lakes, a public–private partnership that aims to sustain, restore and protect fish, wildlife and habitat in the Great Lakes basin.

•	ArcelorMittal Zenica has reached an important milestone in its $14.5 million environmental investment programme with the official start of operations of the new blast furnace filter system on November 15, 2013. This project is the second of the four investments included in the project, bringing the total already invested to $8 million. In particular, it will reduce by more than 90% particulate emissions generated during the tapping production phase.

•	ArcelorMittal was recognized by the US energy department for its leadership in the Better Buildings, Better Plants Program, which supports the Obama administration’s target to increase energy productivity in the US by 2030. ArcelorMittal joined the program in August 2013 and committed to reducing its energy intensity by 10% across 17 plants in the USA.

Analysis of results for the twelve months ended December 31, 2013 versus results for the twelve months ended December 31, 2012

ArcelorMittal’s net loss for 12M 2013 was $2.5 billion, or $(1.46) loss per share, as compared to net loss for 12M 2012 of $3.4 billion, or $(2.17) loss per share.

Total steel shipments for 12M 2013 increased marginally to 84.3 million metric tonnes as compared with 83.8 million metric tonnes for 12M 2012.

Sales for 12M 2013 decreased by 5.7% to $79.4 billion, as compared with $84.2 billion for 12M 2012 primarily due to lower average steel selling prices (-4.7%).

Depreciation of $4.7 billion for 12M 2013 was comparable to 12M 2012.

Impairment charges for 12M 2013 were $444 million including $181 million related to the Thabazimbi mine in South Africa (AACIS) following the transfer of the future operating and financial risks of the asset to Kumba as part of a new iron ore supply agreement with Sishen13; and $101 million and $61 million for the costs associated with the discontinued iron ore projects in Senegal14 and Mauritania15, respectively (Mining). Impairment charges for 12M 2012 of $5.0 billion included the $4.3 billion non-cash write down of goodwill with respect to ArcelorMittal’s European businesses16 ($2.5 billion Flat Carbon Europe; $1.0 billion Long Carbon Europe and $0.8 billion Distribution Solutions) and $0.7 billion non-cash asset impairments primarily related to Asset Optimization.

Restructuring charges for 12M 2013 were $552 million, primarily related to the announced industrial and social plan for the finishing facilities at Liege Belgium, and the long term idling of the Florange liquid phase (including voluntary separation scheme costs, site rehabilitation/safeguarding costs, and take or pay obligations). Restructuring charges for 12M 2012 totaled $587 million and consisted largely of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe, Distribution Solutions and Long Carbon Europe operations.

Operating income for 12M 2013 was $1.2 billion, as compared with operating loss of $2.6 billion for 12M 2012. Operating results for 12M 2013 were positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada and by $92 million of “Dynamic Delta Hedge” (DDH) income17. The DDH income recorded in 1Q 2013 was the final instalment of such income. Operating results for 12M 2012 were negatively impacted primarily by the non-cash write down of goodwill as discussed above, and positively impacted by a net gain of $220 million recorded on the sale of carbon dioxide credits, changes to the employee benefit plans at ArcelorMittal Dofasco18 which led to curtailment gains of $285 million and the Skyline Steel divestment19 which led to a gain of $339 million and by $567 million of DDH income, partially offset by $72 million in charges related to one-time signing bonus and postretirement benefit costs following entry into the new US labor contract.

Loss from investments, associates and joint ventures in 12M 2013 was $442 million, as compared to income of $185 million in 12M 2012. Loss from investments, associates and joint ventures during 12M 2013 was negatively impacted by a $200 million impairment loss on China Oriental following a revision of underlying future cash flows assumptions, by a $111 million impairment charge relating to the agreed sale of the Company’s 50% interest in Kiswire ArcelorMittal Ltd to the joint venture partner Kiswire (South Korea)20, a $111 million impairment charge for Coal of Africa (South Africa)21, a payment of contingent consideration related to the Gonvarri Brasil acquisition in 2008 and a $57 million loss related to the partial disposal of Erdemir22, partly offset by $45 million income from the exercise of Hunan Valin put options. Furthermore, income of European investments in 12M 2013 were lower than 12M 2012.

Net interest expense (including interest expense and interest income) was $1.8 billion for 12M 2013, as compared to $1.9 billion for 12M 2012. Net interest expense in 2013 was positively impacted by lower gross debt due to the tender and repayment of bonds and privately placed notes totalling $4 billion since the beginning of June 2013, offset in part by interest rate “step up” clauses in most of the Company’s outstanding bonds, which were triggered by the Company’s rating downgrades that occurred in the second half of 2012.

Foreign exchange and other net financing costs23 were higher in 12M 2013 at $1.3 billion24 as compared to costs of $1.0 billion for 12M 2012, primarily on account of foreign exchange following the significant devaluation of emerging markets currencies.

ArcelorMittal recorded an income tax expense of $215 million for 12M 2013, as compared to an income tax benefit of $1.9 billion for 12M 2012. The 12M 2013 income tax expense includes the settlement of two tax amnesty programs in Brazil24. The 12M 2012 income tax benefit was primarily driven by deferred tax benefits recognized on impairment-related losses in Luxembourg.

Losses attributable to non-controlling interests were lower in 12M 2013 at $30 million, as compared with losses of $117 million for 12M 2012. The 12M 2013 loss was primarily driven by the minority share of losses at ArcelorMittal South Africa, offset in part by the new minority share of net income in ArcelorMittal Mines Canada.

Analysis of results for 4Q 2013 versus 3Q 2013 and 4Q 2012

ArcelorMittal recorded a net loss for 4Q 2013 of $1.2 billion, or $(0.69) loss per share, as compared to a net loss of $0.2 billion, or $(0.12) loss per share for 3Q 2013, and a net loss of $3.8 billion, or $(2.47) loss per share, for 4Q 2012.

Total steel shipments for 4Q 2013 were 20.9 million metric tonnes as compared with 21.1 million metric tonnes for 3Q 2013 and 20.0 million metric tonnes for 4Q 2012.

Sales for 4Q 2013 increased by 1% to $19.8 billion as compared with $19.6 billion for 3Q 2013, and were 2.8% higher than $19.3 billion for 4Q 2012. Sales were higher in 4Q 2013 as compared to 3Q 2013 primarily due to improved marketable mining shipments volumes (+9.1%) and average steel selling prices (+2.6%) offset in part by lower steel shipment volumes (-1.1%).

Depreciation amounted to $1,263 million for 4Q 2013 as compared to $1,135 million in 3Q 2013 and $1,240 million for 4Q 2012.

Impairment charges for 4Q 2013 were $304 million including $181 million related to the Thabazimbi mine in South Africa (AACIS) following the transfer of the future operating and financial risks of the asset to Kumba as part of a new iron ore agreement with Sishen; $61 million for the costs associated with the discontinued iron ore project in Mauritania (Mining). Impairment charges for 3Q 2013 were $101 million, related to the costs associated with the discontinued iron ore project in Senegal (Mining). Impairment charges for 4Q 2012 of $4.8 billion included the $4.3 billion non-cash write down of goodwill with respect to ArcelorMittal’s European businesses and $0.5 billion non-cash asset impairments primarily related to Asset Optimization.

Restructuring charges for 4Q 2013 totalled $379 million, primarily related to the announced industrial and social plan for the finishing facilities at Liege Belgium. Restructuring charges for 3Q 2013 were nil. Restructuring charges for 4Q 2012 totalled $192 million and consisted of costs associated with the implementation of Asset Optimization primarily impacting various Distribution Solutions entities and to a lesser extent Flat Carbon Europe and Long Carbon Europe entities.

Operating loss for 4Q 2013 was $36 million as compared with operating income of $477 million for 3Q 2013 and operating loss of $4.7 billion for 4Q 2012. The operating loss for 4Q 2012 was primarily the result of the non-cash write down of goodwill as discussed above, partially offset by a net gain of $220 million recorded on the sale of carbon dioxide credits, a gain of $242 million on the divestment of the Paul Wurth stake and $141 million of DDH income.

Loss from investments, associates and joint ventures in 4Q 2013 was $453 million as compared to income of $53 million in 3Q 2013 and income of $138 million in 4Q 2012. Loss from investments, associates and joint ventures during 4Q 2013 was negatively impacted by a $200 million impairment loss on China Oriental following a revision of underlying future cash flow assumptions, a $111 million impairment charge relating to the agreed sale of the Company’s 50% interest in Kiswire ArcelorMittal Ltd to the joint venture partner Kiswire (South Korea), a $111 million impairment charge for Coal of Africa (South Africa) and a $57 million loss related to the partial disposal of Erdemir.

Net interest expense (including interest expense and interest income) in 4Q 2013 was $419 million, as compared to $409 million for 3Q 2013 and $478 million for 4Q 2012. Net interest expense was higher in 4Q 2013 as compared to 3Q 2013 due to higher lease costs.

Foreign exchange and other net financing costs were $384 million for 4Q 2013 as compared to $269 million for 3Q 2013 and $409 million for 4Q 2012.

ArcelorMittal recorded an income tax expense of $24 million for 4Q 2013, as compared to an income tax benefit of $5 million for 3Q 2013 and an income tax benefit of $1.6 billion for 4Q 2012. The 4Q 2013 income tax expense includes the settlement of two tax amnesty programs in Brazil. The 4Q 2012 income tax benefit was primarily driven by deferred tax benefits recognized on impairment-related losses in Luxembourg.

Losses attributable to non-controlling interests for 4Q 2013 were $89 million, as compared with gains of $50 million for 3Q 2013 and losses of $96 million for 4Q 2012. The loss in 4Q 2013 was primarily driven by the minority share of losses at ArcelorMittal South Africa offset in part by minority share of net income in ArcelorMittal Mines Canada.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt/ year)	2Q 2013 (a)

Ongoing(b) projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015 (c)

FCA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line#6 to optimise Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2015 (e)
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015 (f)
LCA	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year; Increase in meltshop capacity by 0.2mt / year	2015 (f)
LCA	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold (f)
LCA	Acindar ( Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016 (g)

Joint Venture projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
China	Hunan Province	VAMA auto steel JV25	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	2H 2014 (h)
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2015 (d)

a)	Final capex for the AMMC expansion project was $1.6 billion. The ramp-up of expanded capacity at AMMC hit a run-rate of 24mt by year end 2013.
b)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
~~c)~~	The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.
d)	The Company’s Board of Directors has approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed. Implementation of the ERP is now underway with a goal to reach a 3.5mt per annum production rate during the open water shipping season by end of 2015. The budget for the ERP is approximately $700 million and requires upgrading of the road that connects the port in Milne Inlet to the mine site as well as modifications to existing permits that are expected to be granted in the first half of 2014.
e)	During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at Dofasco. On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed. The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.
f)	During 2Q 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at later date.
g)	During 3Q 2013, Acindar Industria Argentina de Aceros S.A. (ArcelorMittal Acindar) announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable ArcelorMittal Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in two years.
h)	Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group, of which the Company owns 49%, will produce steel for high-end applications in the automobile industry and supply international automakers and first-tier Chinese car manufacturers as well as their supplier networks for the rapidly growing Chinese market. The project involves the construction of state of the art pickling line tandem CRM (1.5mt), continuous annealing line (0.9mt) and hot dipped galvanised line (0.5mt). Total capital investment is expected to be approximately $850 million (100% basis) with the first coil due to be produced in 2H 2014.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 1[2]2	12M 13	12M 1[2]2
Sales	4,906	4,921	4,683	19,474	20,152
EBITDA	510	547	294	1,793	1,940
Operating income	270	321	59	852	1,010

Crude steel production (Kt)	6,253	6,343	5,933	24,382	23,922
Steel shipments (Kt)	5,616	5,759	5,533	22,341	22,291
Average steel selling price (US$/t)	819	804	797	818	854
EBITDA/tonne (US$/t)	91	95	53	80	87
Operating income /tonne (US$/t)	48	56	11	38	45

Flat Carbon Americas crude steel production decreased by 1.4% to 6.3 million tonnes in 4Q 2013 as compared to 3Q 2013, due partly to operational issues in Brazil and annual maintenance in our Canadian operations.

Steel shipments in 4Q 2013 were 5.6 million tonnes, a decrease of 2.5% as compared to 3Q 2013, primarily driven by lower shipment volumes in North America and a seasonal slow down in Brazil.

Sales in the Flat Carbon Americas segment were flat at $4.9 billion in 4Q 2013 as compared to 3Q 2013. Sales were impacted by lower steel shipments, offset in part by higher average steel selling prices (+1.9%) across all business divisions.

EBITDA in 4Q 2013 decreased 6.8% to $510 million as compared to $547 million in 3Q 2013. EBITDA was negatively impacted by lower volumes as discussed above.

Flat Carbon Europe

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 12 [2]	12M 13	12M 12 [2]
Sales	6,576	6,334	6,142	26,647	27,192
EBITDA	221	193	308	1,055	1,013
Operating loss	(502)	(174)	(2,900)	(933)	(3,720)

Crude steel production (Kt)	7,404	7,439	6,375	29,603	27,418
Steel shipments (Kt)	6,685	6,579	5,957	27,219	26,026
Average steel selling price (US$/t)	816	803	847	820	863
EBITDA/tonne (US$/t)	33	29	52	39	39
Operating loss /tonne (US$/t)	(75)	(26)	(487)	(34)	(143)

Flat Carbon Europe crude steel production in 4Q 2013 was flat as compared to 3Q 2013 at 7.4 million tonnes.

Steel shipments in 4Q 2013 were 6.7 million tonnes, an increase of 1.6% as compared to 3Q 2013, due to a mild pick-up in demand following the seasonally weak 3Q 2013.

Sales in the Flat Carbon Europe segment increased to $6.6 billion in 4Q 2013, an increase of 3.8% as compared to $6.3 billion in 3Q 2013, primarily due to higher steel shipment volumes and higher (US dollar) average steel selling prices (+1.6%).

EBITDA in 4Q 2013 increased 14.5% to $221 million as compared to $193 million in 3Q 2013.

Operating performance for 4Q 2013 was impacted by restructuring charges of $324 million, primarily related to the announced industrial and social plan for the finishing facilities at Liege Belgium.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 12 [2]	12M 13	12M 12[2]
Sales	5,353	5,133	5,232	21,009	21,882
EBITDA	553	463	422	1,991	1,785
Operating income / (loss)	310	251	(1,092)	1,075	(514)

Crude steel production (Kt)	5,604	5,771	5,240	22,839	22,623
Steel shipments (Kt)	5,605	5,599	5,543	22,370	22,628
Average steel selling price (US$/t)	866	820	857	848	879
EBITDA/tonne (US$/t)	99	83	76	89	79
Operating income (loss) /tonne (US$/t)	55	45	(197)	48	(23)

Long Carbon Americas and Europe crude steel production decreased by 2.9% to 5.6 million tonnes in 4Q 2013, as compared to 5.8 million tonnes in 3Q 2013, primarily due to lower production in the Long Carbon Americas division.

Steel shipments in 4Q 2013 were 5.6 million tonnes, flat as compared 3Q 2013, primarily due to higher steel volumes in Long Carbon Europe (due to pickup following seasonally weak 3Q 2013), and higher volumes in Tubular businesses, offset by seasonally lower Long Carbon America shipments, in particular in South America.

Sales in the Long Carbon Americas and Europe segment increased 4.3% to $5.4 billion in 4Q 2013, as compared to $5.1 billion in 3Q 2013. Sales were positively impacted by higher average steel selling prices (+5.6%) primarily in Long Carbon Europe and Tubular businesses.

EBITDA in 4Q 2013 was $553 million, an increase of 19.4% as compared to $463 million in 3Q 2013, primarily driven by higher steel volumes in Tubular and Long Carbon Europe as well as higher average steel selling prices.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 12 [2]	12M 13	12M 12 [2]
Sales	1,949	2,112	2,130	8,305	10,051
EBITDA	48	105	222	292	579
Operating income / (loss)	(298)	(28)	36	(476)	(79)

Crude steel production (Kt)	3,726	3,710	3,241	14,362	14,268
Steel shipments (Kt)	2,992	3,187	2,978	12,345	12,830
Average steel selling price (US$/t)	589	603	611	609	667
EBITDA/tonne (US$/t)	16	33	75	24	45
Operating (loss) income /tonne (US$/t)	(100)	(9)	12	(39)	(6)

AACIS crude steel production in 4Q 2013 was flat at 3.7 million tonnes as compared to 3Q 2013.

Steel shipments in 4Q 2013 amounted to 3.0 million tonnes, a decrease of 6.1% as compared to 3.2 million tonnes in 3Q 2013, primarily due to seasonally lower demand in South Africa.

Sales in the AACIS segment decreased to $1.9 billion in 4Q 2013, a decrease of 7.7% as compared to 3Q 2013, negatively impacted by lower steel volumes and by lower average steel selling prices (-2.3%).

EBITDA in 4Q 2013 declined 54.3% to $48 million as compared to $105 million in 3Q 2013 due to seasonally lower volumes, primarily in South Africa and to a lesser extent a negative price/cost squeeze.

Operating performance for 4Q 2013 was impacted by impairment charges of $181 million related to the Thabazimbi mine in South Africa (AACIS) following the transfer of the operating and financial risks of the asset to Kumba as part of a new iron ore supply agreement with Sishen.

Distribution Solutions

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 1[2]2	12M 13	12M 1[2]2
Sales	3,481	3,425	3,855	14,056	16,294
EBITDA	25	16	(24)	85	407
Operating (loss)	(89)	(15)	(977)	(132)	(688)

Steel shipments (Kt)	4,073	3,956	4,463	16,100	17,693
Average steel selling price (US$/t)	833	843	834	850	886

Shipments in the Distribution Solutions segment in 4Q 2013 were 4.1 million tonnes, an increase of 3.0% as compared to 3Q 2013.

Sales in 4Q 2013 were $3.5 billion, an increase of 1.6% as compared to $3.4 billion for 3Q 2013, due primarily to higher steel shipment volumes, offset in part by lower average steel selling prices (-1.2%).

EBITDA in 4Q 2013 increased to $25 million as compared to $16 million in 3Q 2013.

Mining

(USDm) unless otherwise shown	4Q 13	3Q 13	4Q 12 [2]	12M 13	12M 1[2]2
Sales[26]	1,621	1,595	1,279	5,766	5,493
EBITDA	582	533	327	1,980	1,755
Operating income	324	280	186	1,176	1,209

Own iron ore production(a) (Mt)	15.4	14.9	14.0	58.4	55.9
Iron ore shipped externally and internally and reported at market price(b) (Mt)	10.3	9.4	6.6	35.1	28.8

Own coal production(a) (Mt)	2.0	2.0	2.0	8.1	8.2
Coal shipped externally and internally and reported at market price(b) (Mt)	1.1	1.3	1.3	4.8	5.1

(a) Own iron ore and coal production not including strategic long-term contracts

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 4Q 2013 was 15.4 million metric tonnes, higher than 14.9 million metric tonnes for 3Q 2013, primarily due to increased production from our Canadian mining operations, offset by slightly weaker production from European, African and US mines.

Shipments at market price increased 9.1% to 10.3 million tonnes in 4Q 2013 as compared to 9.4 million tonnes in 3Q 2013, driven by higher shipments in Mexico, Liberia, Brazil and Canada. Shipments at market price in 4Q 2013 were 54.4% higher than 4Q 2012.

Own coal production (not including supplies under strategic long-term contracts) in 4Q 2013 was 2.0 million metric tonnes, representing a decrease of 2.4% as compared to 3Q 2013.

EBITDA for 4Q 2013 was $582 million, 9.2% higher as compared to $533 million in 3Q 2013. EBITDA was positively impacted by higher marketable volumes and lower costs, primarily at ArcelorMittal Mines Canada following the ramp up to 24 million metric tonnes.

Operating performance for 4Q 2013 was impacted by a $61 million impairment charge related to costs associated with the discontinued iron ore project in Mauritania. Operating performance for 3Q 2013 was impacted by a $101 million impairment charge related to costs associated with the discontinued iron ore project in Senegal.

Liquidity and Capital Resources

For 4Q 2013, net cash provided by operating activities was $2.7 billion, as compared to net cash used in operating activities of $0.4 billion in 3Q 2013. Cash provided by operating activities in 4Q 2013 included a $0.8 billion release of operating working capital as compared to a $0.8 billion investment in operating working capital in 3Q 2013. Rotation days27 decreased during 4Q 2013 to 57 days from 62 days in 3Q 2013 primarily driven by lower trade receivables. Net cash provided by other operating activities in 4Q 2013 was $1.3 billion and includes, among others, the reversal of non-cash impairments and amnesty program in Brazil. Net cash used by other operating activities in 3Q 2013 was $0.7 billion which included reversal of non-cash gains, outflows related to VAT, funding of deferred employee benefits, interest and tax.

Net cash used in investing activities during 4Q 2013 was $736 million, as compared to $621 million in 3Q 2013. Capital expenditures increased to $1.0 billion in 4Q 2013 as compared to $806 million in 3Q 2013. The Company continues to focus primarily on core growth capital expenditures in its franchise businesses. While most planned steel investments remain suspended, the Company has selectively restarted some of its capital expenditure projects to support the development of franchise steel businesses.

Other investing activities in 4Q 2013 of $274 million include sale proceeds of $267 million from the sale of a 6.66% stake in Erdemir. Other investing activities in 3Q 2013 of $185 million primarily included $216 million received for the payment of the final instalment of the Enovos disposal28, offset in part by an outflow of $50 million related to the payment of the 5th instalment of the acquisition price of an additional 11% stake in Ostrava acquired in 2009.

Net cash used in financing activities for 4Q 2013 was $0.2 billion as compared to $1.4 billion in 3Q 201329. Net cash used in financing activities for 3Q 2013 included early debt repayments of  $0.8 billion.  Net cash used in financing activities for 4Q 2012 was $0.9 billion.

During 4Q 2013, the Company paid dividends of $14 million to minority shareholders. During 3Q 2013, the Company paid dividends amounting to $364 million as compared to $306 million in 4Q 2012. Dividends for 3Q 2013 are based on the single annual $0.20 per share dividend payment for 1,654 million shares ($332 million to ArcelorMittal shareholders) and include dividends to perpetual bond holders, while the 2012 dividend payment related to the quarterly payment equivalent to $0.1875 per share for 1,549 million shares.

At December 31, 2013, the Company’s cash and cash equivalents (including restricted cash) and short-term investments amounted to $6.2 billion as compared to $4.5 billion at September 30, 2013. Gross debt of $22.3 billion at December 31, 2013, remained flat as compared to September 30, 2013. As of December 31, 2013, net debt9 was $16.1 billion as compared with $17.8 billion at September 30, 2013, driven by increased cash flow from operations (with release in working capital) and asset disposal proceeds.

The Company had liquidity30 of $12.2 billion at December 31, 2013, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $6.2 billion and $6.0 billion of available credit lines. The Company completed amendments to two credit facilities on November 26, 2013. It reduced a syndicated revolving credit facility originally entered into in March 2011, which may be utilized for general corporate purposes and which matures in 2016, from $6.0 billion to $3.6 billion. It also reduced a syndicated three-year revolving credit facility originally entered into in May 2010, which may be utilized for general corporate purposes, from $4.0 billion to $2.4 billion, and it extended the maturity date of that facility to November 6, 2018. At December 31, 2013, the average debt maturity was 6.2 years.

Update on Pension/OPEB liabilities

The net deficit of the obligation for employee benefits decreased by $2.6 billion from $11.3 billion as of December 31, 2012 as compared to $8.7 billion as of December 31, 2013. The main effects for ArcelorMittal are related to the change in financial assumptions such as the increase of discount rates used to calculate the pension defined benefit obligation (DBO), Other Post-Employment Benefits (OPEB) and early retirement obligations, combined with the higher returns on plan assets.

3-year $3 billion management gains program

During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. Action plans and detailed targets have been set at the various business units and progress will be monitored and reported upon in future quarters. The Group is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs.

At December 31, 2013, $1.1 billion of improvements had been achieved on an annualized run-rate basis.

Asset Optimization

The essential components of Asset Optimization introduced in 4Q’11 have been announced.  Including residual cost effects, the targeted $1 billion annual savings rate has been exceeded on a run-rate basis.

As of the December 31, 2013, the total costs of implementing the announced program (restructuring costs and fixed asset impairments) totalled  $2.1 billion (of which $0.8 billion was non-cash) and no further significant charges are anticipated.

Annual dividend maintained at $0.20/share for 2014

ArcelorMittal’s Board of Directors proposes to maintain the annual dividend payment at $0.20/share for 2014. Subject to shareholder approval at the next annual general meeting in May 2014, this dividend will be paid in July 2014.  Once the deleveraging plan is complete and market conditions improve, the Board intends to progressively increase the dividend.

Key recent developments

•	On January 21, 2014, ArcelorMittal announced that it had entered into amendments to two of its principal credit facilities on November 26, 2013. It reduced a syndicated revolving credit facility originally entered into in March 2011, which may be utilized for general corporate purposes and which matures in 2016, from $6.0 billion to $3.6 billion. It also reduced a syndicated three-year revolving credit facility originally entered into in May 2010, which may be utilized for general corporate purposes, from $4.0 billion to $2.4 billion, and it extended the maturity date of that facility to November 6, 2018.

•	ArcelorMittal also announced on January 21, 2014 that it had given notice of its intention to redeem all of its outstanding $650,000,000 Subordinated Perpetual Capital Securities (ISIN/Common Code: XS0836559178/083655917) on February 20, 2014 following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities. The notes will be redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

•        On January 17, 2014, ArcelorMittal announced the extension of the conversion date for the $1bn privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on January 16, 2014. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed. The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental that are held by ArcelorMittal subsidiaries.

•        On December 11, 2013, ArcelorMittal announced changes to its organisational structure which has a higher geographical focus.  The principal benefits of the changes will be reduced organisational complexity and layers; simplification of processes; regional synergies and taking advantage of the scale of ArcelorMittal within the regions - flat, long and distribution solutions working together to improve results within the three regions (Europe, Americas, ACIS).

•        On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The Company wrote the carrying amount of the assets down to the net proceeds from the sale for a total amount of $152 million and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of $152 million is included in income from associates and joint ventures for $111 million with respect to the impairment of the 50% interest in Kiswire ArcelorMittal Ltd and in the impairment line for $41 million related to subsidiaries included in the transaction. The Company expects to close the transaction during the second quarter of 2014 subject to regulatory approvals.

•	On November 29, 2013, ArcelorMittal announced that it had entered into a 50/50 joint venture partnership with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) to acquire 100% of ThyssenKrupp Steel USA (“TK Steel USA”) from ThyssenKrupp for an agreed price of $1,550 million. TK Steel USA is a steel processing plant situated in Calvert, Alabama, with a total capacity of 5.3 million short tons (one million tons capacity is dedicated for Stainless Steel rolling and 4.3 million short tons remaining capacity available for our Carbon steel business) including hot rolling, cold rolling, coating and finishing lines. The transaction is expected to be financed through a combination of equity and debt at the joint venture level. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from TK CSA, an integrated steel mill complex located in Rio de Janeiro, Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favourable to the JV, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be responsible for marketing the product on behalf of the JV. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the JV. Furthermore, the Company announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR) terminated on January 29, 2014 with respect to this acquisition The termination of the HSR waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions (including the receipt of additional regulatory approvals as to the receipt of which no assurances can be given) the acquisition is expected to close during the first quarter of 2014.

•        In the framework of a strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, ArcelorMittal completed the sale of a 21% controlling stake in ArcelorMittal Annaba to Sider on December 17, 2013. As a result of the sale, ArcelorMittal's stake decreased from 70% to 49%. The Company discontinued full consolidation and accounted for its 49% interest under the equity method. Pursuant to the strategic agreement, ArcelorMittal will also sell to Sider a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. Accordingly, the Company classified the related assets and liabilities as held for sale at December 31, 2013. The Company expects to complete this sale in 2014. As a result of deconsolidation the net debt of the Group reduced by $0.2 billion in 4Q 2013.

Outlook and guidance

Based on its guidance framework, the Company anticipates EBITDA of approximately $8 billion in 2014. The key assumptions behind this framework are discussed below.

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to increase by approximately 3.5-4% in 2014. ArcelorMittal expects the pick-up in European manufacturing activity in the second half of 2013 (“2H 2013”) to continue in 2014 and to support ASC growth of approximately 1.5-2.5% in 2014 (versus a contraction of 0.6% in 2013). In the US, ArcelorMittal expects continued positive economic momentum, including an uptick in non-residential construction, to support ASC growth of 3.5-4.5% in 2014 (versus a contraction of 0.5% in 2013). While there remain risks to the global demand picture, ArcelorMittal expects the fundamentals, particularly in our key markets in the developed world, to be more supportive in 2014 than in 2013. As a result, ArcelorMittal expects its steel shipments to increase by approximately 3% in 2014 as compared to 2013.

Mining volumes are expected to increase now that the expanded capacity at ArcelorMittal Mines Canada reached its full ramp up rate in December 2013. This should underpin a 15% expansion of marketable iron ore volumes for the Company in 2014 as compared to 2013.

The working assumption behind the 2014 EBITDA guidance is an average iron ore price inline with current market consensus expectations (i.e. ~$120/t for 62% Fe CFR China).

Due to improved industry utilization rates, and the further contribution of the Groups’ Asset Optimization and Management Gains cost optimization programs, steel margins are expected to moderately improve in 2014.

Furthermore, the Company expects net interest expense to be approximately $1.6 billion in 2014 as compared to $1.8 billion in 2013 due primarily to lower average debt.

Capital expenditure is expected to be approximately $3.8-4.0 billion, a slight increase in 2014 as compared to 2013, with some of the expected spending from last year rolling into 2014 as well as the continuation of the phase II Liberia project.

Net debt in 1Q 2014 is expected to increase, due to investment in working capital as well as the announced redemption of the perpetual bond ($650 million).

As previously communicated, the Company does not intend to ramp-up any major steel growth capex or increase in dividends until the medium term $15 billion net debt target has been achieved and market conditions improve.

ArcelorMittal condensed consolidated statements of financial position

In millions of U.S. dollars	December 31, 2013	September 30, 2013	December 31, 2012[2]
ASSETS
Cash and cash equivalents including restricted cash	6,232	4,428	4,540
Trade accounts receivable and other	4,886	5,772	5,085
Inventories	19,240	18,495	19,003
Prepaid expenses and other current assets	3,375	3,410	3,154
Assets held for sale	292	398	-
Total Current Assets	34,025	32,503	31,782

Goodwill and intangible assets	8,734	9,001	9,581
Property, plant and equipment	51,364	51,792	53,989
Investments in affiliates and joint ventures	7,195	6,957	7,181
Deferred tax assets	8,938	8,408	8,221
Other assets	2,052	2,505	3,244
Total Assets	112,308	111,166	113,998

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	4,092	3,592	4,348
Trade accounts payable and other	12,604	11,908	11,407
Accrued expenses and other current liabilities	8,456	7,331	8,082
Liabilities held for sale	83	393	-
Total Current Liabilities	25,235	23,224	23,837

Long-term debt, net of current portion	18,219	18,469	21,965
Deferred tax liabilities	3,115	2,703	2,958
Other long-term liabilities[31]	12,566	14,373	14,772
Total Liabilities	59,135	58,769	63,532

Equity attributable to the equity holders of the parent	49,793	48,923	47,016
Non–controlling interests	3,380	3,474	3,450
Total Equity	53,173	52,397	50,466
Total Liabilities and Shareholders’ Equity	112,308	111,166	113,998

ArcelorMittal condensed consolidated statements of operations

	Three months ended			Twelve-months ended
In millions of U.S. dollars	December 31, 2013	September 30, 2013	December 31 2012 [2]	December 31 2013	December 31 2012 [2]
Sales	19,848	19,643	19,309	79,440	84,213
Depreciation	(1,263)	(1,135)	(1,240)	(4,695)	(4,702)
Impairment	(304)	(101)	(4,836)	(444)	(5,035)
Restructuring charges	(379)	-	(192)	(552)	(587)
Operating income / (loss)	(36)	477	(4,711)	1,197	(2,645)
Operating margin %	(0.2%)	2.4%	(24.4%)	1.5%	(3.1%)

Income / (loss) from associates, joint ventures and other investments	(453)	53	138	(442)	185
Net interest expense	(419)	(409)	(478)	(1,777)	(1,874)
Foreign exchange and other net financing (losses)	(384)	(269)	(409)	(1,338)	(1,041)
(Loss) before taxes and non-controlling interests	(1,292)	(148)	(5,460)	(2,360)	(5,375)
Current tax	(84)	(11)	(94)	(305)	(502)
Deferred tax	60	16	1,650	90	2,408
Income tax benefit / (expense)	(24)	5	1,556	(215)	1,906
(Loss) from continuing operations including non-controlling interest	(1,316)	(143)	(3,904)	(2,575)	(3,469)
Non-controlling interests	89	(50)	96	30	117
(Loss) from continuing operations	(1,227)	(193)	(3,808)	(2,545)	(3,352)

Basic (loss) per common share ($)	(0.69)	(0.12)	(2.47)	(1.46)	(2.17)
Diluted (loss) per common share ($)	(0.69)	(0.12)	(2.47)	(1.46)	(2.17)

Weighted average common shares outstanding (in millions)	1,790	1,788	1,549	1,780	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,792	1,789	1,549	1,782	1,550

EBITDA [4]	1,910	1,713	1,557	6,888	7,679
EBITDA margin %	9.6%	8.7%	8.1%	8.7%	9.1%

OTHER INFORMATION
Total iron ore production[32] (million metric tonnes)	18.7	17.7	16.9	70.1	68.1
Crude steel production (million metric tonnes)	23.0	23.3	20.8	91.2	88.2
Total shipments of steel products[33] (million metric tonnes)	20.9	21.1	20.0	84.3	83.8

Employees (in thousands)	232	239	246	232	246

ArcelorMittal condensed consolidated statements of cash flows

In millions of U.S. dollars	Three months ended			Twelve-months ended
	December 31, 2013	September 30, 2013	December 31, 2012 [2]	December 31, 2013	December 31, 2012 [2]
Operating activities:
(Loss) from continuing operations	(1,227)	(193)	(3,808)	(2,545)	(3,352)
Adjustments to reconcile income (Loss) to net cash provided by operations:
Non-controlling interests	(89)	50	(96)	(30)	(117)
Depreciation and impairment	1,567	1,236	6,076	5,139	9,737
Restructuring charges	379	-	192	552	587
Deferred income tax	(60)	(16)	(1,650)	(90)	(2,408)
Change in operating working capital[34]	847	(806)	2,044	764	2,829
Other operating activities (net)	1,270	(719)	134	506	(1,935)
Net cash provided by (used in) operating activities	2,687	(448)	2,892	4,296	5,341
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,010)	(806)	(1,129)	(3,452)	(4,717)
Other investing activities (net)	274	185	267	575	987
Net cash used in investing activities	(736)	(621)	(862)	(2,877)	(3,730)
Financing activities:
Net (payments) relating to payable to banks and long-term debt	(181)	(1,045)	(549)	(4,294)	(312)
Dividends paid	(14)	(364)	(306)	(415)	(1,191)
Combined capital offering	-	-	-	3,978	-
Proceeds from subordinated perpetual securities	-	-	-	-	642
Disposal / (Acquisition) of non-controlling interest	(2)	-	(52)	1,098	(62)
Other financing activities (net)	(19)	(31)	(16)	(126)	(96)
Net cash (used in) provided by financing activities	(216)	(1,440)	(923)	241	(1,019)
Net increase (decrease) in cash and cash equivalents	1,735	(2,509)	1,107	1,660	592
Cash and cash equivalents transferred to assets held for sale	32	(41)	441	(9)	-
Effect of exchange rate changes on cash	57	47	33	19	(13)
Change in cash and cash equivalents	1,824	(2,503)	1,581	1,670	579

Appendix 1a: Key financial and operational information - Fourth quarter of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION
Sales	4,906	6,576	5,353	1,949	3,481	1,621
Depreciation	(240)	(378)	(233)	(141)	(54)	(197)
Impairment	-	(21)	-	(181)	(41)	(61)
Restructuring charges	-	(324)	(10)	(24)	(19)	-
Operating income / (loss)	270	(502)	310	(298)	(89)	324
Operating margin (as a % of sales)	5.5%	(7.6%)	5.8%	(15.3%)	(2.6%)	20.0%

EBITDA [4]	510	221	553	48	25	582
EBITDA margin (as a % of sales)	10.4%	3.4%	10.3%	2.5%	0.7%	35.9%
Capital expenditure[35]	150	150	202	125	43	341

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,253	7,404	5,604	3,726	-	-
Steel shipments (Thousand MT)	5,616	6,685	5,605	2,992	4,073	-
Average steel selling price ($/MT)[36]	819	816	866	589	833	-

MINING INFORMATION (Million Mt)
Iron ore production[32]	-	-	-	-	-	18.7
Coal production[32]	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price[11]	-	-	-	-	-	10.3
Iron ore shipped internally and reported at cost-plus[11]	-	-	-	-	-	6.3
Coal shipped externally and internally and reported at market price[11]	-	-	-	-	-	1.1
Coal shipped internally and reported at cost-plus[11]	-	-	-	-	-	0.8

Appendix 1b: Key financial and operational information – Twelve months of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION
Sales	19,474	26,647	21,009	8,305	14,056	5,766
Depreciation	(941)	(1,462)	(905)	(539)	(151)	(642)
Impairment	-	(45)	-	(196)	(41)	(162)
Restructuring charges	-	(481)	(11)	(33)	(25)	-
Operating income / (loss)	852	(933)	1,075	(476)	(132)	1,176
Operating margin (as a % of sales)	4.4%	(3.5%)	5.1%	(5.7%)	(0.9%)	20.4%

EBITDA4	1,793	1,055	1,991	292	85	1,980
EBITDA margin (as a % of sales)	9.2%	4.0%	9.5%	3.5%	0.6%	34.3%
Capital expenditure[35]	404	606	597	395	84	1,342

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	24,382	29,603	22,839	14,362	-	-
Steel shipments (Thousand MT)	22,341	27,219	22,370	12,345	16,100	-
Average steel selling price ($/MT) [36]	818	820	848	609	850	-

MINING INFORMATION (Million Mt)
Iron ore production[32]	-	-	-	-	-	70.1
Coal production[32]	-	-	-	-	-	8.8
Iron ore shipped externally and internally and reported at market price [11]	-	-	-	-	-	35.1
Iron ore shipped internally and reported at cost-plus[11]	-	-	-	-	-	24.4
Coal shipped externally and internally and reported at market price[11]	-	-	-	-	-	4.8
Coal shipped internally and reported at cost-plus[11]	-	-	-	-	-	2.9

Appendix 2a: Steel Shipments by geographical location37

(Amounts in thousands metric tonnes)	4Q 13	3Q 13	4Q 12	12M 13	12M 12
Flat Carbon Americas:	5,616	5,759	5,533	22,341	22,291
North America	4,608	4,693	4,347	18,127	18,030
South America	1,008	1,066	1,186	4,214	4,261

Flat Carbon Europe:	6,685	6,579	5,957	27,219	26,026

Long Carbon Americas and Europe:	5,605	5,599	5,543	22,370	22,628
North America	1,190	1,144	1,193	4,661	4,578
South America	1,308	1,488	1,279	5,478	5,300
Europe	2,828	2,733	2,786	11,247	11,693
Other[38]	279	234	285	984	1,057

AACIS:	2,992	3,187	2,978	12,345	12,830
Africa	957	1,116	973	4,163	4,542
Asia, CIS & Other	2,035	2,071	2,005	8,182	8,288

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	4Q 13	3Q 13	4Q 12 [2]	12M 13	12M 12 [2]
Flat Carbon Americas:	510	547	294	1,793	1,940
North America	374	370	241	1,173	1,761
South America	136	177	53	620	179

Flat Carbon Europe:	221	193	308	1,055	1,013

Long Carbon Americas and Europe:	553	463	422	1,991	1,785
North America	12	32	47	161	190
South America	250	301	217	1,096	917
Europe	145	86	74	447	354
Other[38]	146	44	84	287	324

AACIS:	48	105	222	292	579
Africa	21	58	(19)	180	132
Asia, CIS & Other	27	47	241	112	447

Distribution Solutions:	25	16	(24)	85	407

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	4Q 13	3Q 13	4Q 12	12M 13	12M 12
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	9.1	8.3	7.6	32.5	30.3
South America	Open pit	Lump and fines	1.0	1.0	1.2	3.9	4.1
Europe	Open pit	Concentrate and lump	0.4	0.6	0.5	2.1	2.1
Africa	Open Pit / Underground	Fines	1.0	1.3	1.0	4.8	4.7
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.8	3.6	3.7	15.0	14.7
Own iron ore production			15.4	14.9	14.0	58.4	55.9
North America (c)	Open Pit	Pellets	2.0	1.9	2.1	7.0	7.6
Africa (d)	Open Pit	Lump and Fines	1.3	0.9	0.8	4.7	4.7
Strategic contracts - iron ore			3.3	2.8	2.9	11.7	12.3
Group			18.7	17.7	16.9	70.1	68.1
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)	Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010. On November 5, 2013, ArcelorMittal announced that its 51% subsidiary, ArcelorMittal South Africa, had reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore. The agreement, which become effective as of January 1, 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes a year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios. This volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement. The agreement settles various disputes between the parties.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	4Q 13	3Q 13	4Q 12	12M 13	12M 12
External sales – Third party	4.3	3.0	2.5	11.6	10.4

Internal sales – Market-priced	6.0	6.4	4.1	23.5	18.4

Total market-priced shipments	10.3	9.4	6.6	35.1	28.8

Internal sales – Cost-plus basis	6.3	6.8	6.8	24.4	25.6
Flat Carbon Americas	2.2	2.6	2.5	7.7	7.9
Long Carbon Americas and Europe	0.9	1.2	1.1	4.4	5.0
AACIS	3.2	3.0	3.2	12.3	12.7

Total shipments	16.6	16.2	13.4	59.6	54.4

Strategic contracts	3.3	2.8	2.9	11.7	12.3
Flat Carbon Americas	2.0	1.9	2.1	7.0	7.6
AACIS	1.3	0.9	0.8	4.7	4.7

Total shipments including strategic contracts	19.9	19.1	16.4	71.3	66.6

Appendix 2e : Coal production (Million metric tonnes)

Million metric tonnes	4Q 13	3Q 13	4Q 12	12M 13	12M 12
North America	0.59	0.64	0.59	2.62	2.44
Asia, CIS & Other	1.40	1.40	1.39	5.43	5.77
Own coal production	1.99	2.04	1.97	8.05	8.21
North America(a)	0.10	0.10	0.13	0.37	0.36
Africa(b)	0.12	0.13	0.09	0.42	0.35
Strategic contracts - coal	0.22	0.23	0.22	0.79	0.72
Group	2.21	2.27	2.19	8.84	8.93

(a) Includes strategic agreement – prices on a fixed-price basis

(b) Includes long term lease – prices on a cost-plus basis

Appendix 2f: Coal shipments (Million metric tonnes)

Million metric tonnes	4Q 13	3Q 13	4Q 12	12M 13	12M 12
External sales – Third party	0.65	0.87	0.93	3.26	3.33
Internal sales – Market-priced	0.49	0.43	0.38	1.58	1.78
Total market priced shipments	1.14	1.30	1.30	4.84	5.12
Internal sales (AACIS) - Cost-plus basis	0.79	0.68	0.78	2.88	3.13
Total shipments	1.93	1.98	2.09	7.72	8.24
Strategic contracts	0.22	0.23	0.22	0.79	0.72
Total shipments including strategic contracts	2.14	2.21	2.30	8.51	8.96

Appendix 3: Debt repayment schedule as of December 31, 2013

Debt repayment schedule (USD billion)	2014	2015	2016	2017	2018	>2018	Total
Term loan repayments
- Convertible bonds	2.5	-	-	-	-	-	2.5
- Bonds	0.8	2.2	1.9	2.7	2.2	7.6	17.4
Subtotal	3.3	2.2	1.9	2.7	2.2	7.6	19.9
LT revolving credit lines
- $3.6bn syndicated credit facility	-	-	-	-	-	-	-
- $2.4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper[39]	-	-	-	-	-	-	-
Other loans	0.8	0.3	0.5	0.2	0.1	0.5	2.4
Total Gross Debt	4.1	2.5	2.4	2.9	2.3	8.1	22.3

Appendix 4: Credit lines available as of December 31, 2013

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $3.6bn syndicated credit facility	18/03/2016	$3.6	$0.0	$3.6
- $2.4bn syndicated credit facility	06/11/2018	$2.4	$0.0	$2.4
Total committed lines		$6.0	$0.0	$6.0

Appendix 5: Other ratios

Ratios	4Q 13	3Q 13
Gearing[40]	30%	34%
Net debt /EBITDA ratio based on last twelve months’ EBITDA	2.3X	2.7X

Appendix 6a: Earnings per share

USD	Three months ended Twelve months ended
	Dec 31,	Sept 30,	Dec 31,	Dec 31,	Dec 31,
Earnings / (loss) per share	2013	2013	2012 2	2013	2012 2
Basic (loss) per common share	(0.69)	(0.12)	(2.47)	(1.46)	(2.17)
Diluted (loss) per common share	(0.69)	(0.12)	(2.47)	(1.46)	(2.17)

Appendix 7: EBITDA Bridge from 3Q 2013 to 4Q 2013

USD millions	EBITDA 3Q 13	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 4Q 13
Group	1,713	(28)	24	173	25	(6)	9	1,910

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.

b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.

c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.

d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, foreign exchange, etc. as compared to the reference period. Others primarily represents foreign exchange.

Appendix 8: Capital expenditure35

USD millions	4Q 13	3Q 13	4Q 122	12M 13	12M 122
Flat Carbon Americas	150	101	106	404	652
Flat Carbon Europe	150	143	150	606	818
Long Carbon Americas and Europe	202	127	200	597	745
AACIS	125	83	106	395	433
Distribution Solutions	43	20	13	84	82
Mining	341	314	532	1,342	1,883

Note: Table excludes others and eliminations.

1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

2 On January 1, 2013, in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), ArcelorMittal mandatorily adopted IFRS 10 (“Consolidated Financial Statements”), IFRS 11 (“Joint Arrangements”), IFRS 12 (“Disclosure of Interests in Other Entities”), IFRS 13 (“Fair Value Measurement”), the revision of IAS 19 (“Employee Benefits”) and IFRIC 20 (“Stripping Costs in the Production Phase of a Surface Mine”). Prior period 2012 information has been adjusted retrospectively for the mandatory adoption of these new standards and interpretations except for IFRS 13 which is applied only prospectively. The main effects for ArcelorMittal are related to the revision of IAS 19R which was applied retrospectively. Following the changes, the previously unrecognized actuarial gains and losses on pension liabilities are recorded in the statements of financial position in full against equity. It means that the previously unrecognized actuarial gains and losses are no longer recorded over time against profit and loss following the then allowed “corridor approach”. All future actuarial gains and losses will also be immediately recognized in other comprehensive income (OCI). In addition, for purposes of measuring the net financial cost on pension liabilities/assets, the expected rate of return on assets must be equal to the discount rate applicable to liabilities.

3 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

4 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

5 EBITDA in 2012 of $7,679 million included the positive impact from $567 million of DDH income, $220 million of carbon dioxide gains, $285 million of Dofasco curtailment gain, $339 million Skyline disposal gain, and $242 million of Paul Wurth disposal gain, offset in part by a $72 million charge related to a one-time signing bonus and post retirement benefit costs following entry into a new labor contract in the U.S. EBITDA in 2013 of $6,888 million included the postive impact of a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada and $92 million of DDH income.

6 Net loss in FY 2013 of $2,545 million included the following exceptional items: impairment charges ($444 million); restructuring costs ($552 million); charges and gains booked from associates, JVs and other investments ($495 million); Amnesty program in Brazil ($302 million); DDH income $92 millon; DJ Galvanizing line $47 million; less the tax and minority effect of these charges which total $180 million. (Net $1,474 million).

7 Net loss in 4Q 2013 of $1,227 million included the following exceptional items: impairment charges ($304 million); restructuring costs ($379 million); charges and gains booked from associates, JVs and other investments ($479 million); Amnesty program in Brazil ($302 million); less the tax and minority effect of these charges which total $207 million. (Net $1,257 million).

8 Free cash flow refers to net cash provided by operating activities less purchases of property, plant and equipment and intangibles. For 12M 2013 this equates to $4.3 billion less $3.5 billion resulting in $0.8 billon of positive free cashflow.

9 Net debt refers to long-term debt, plus short term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale). As at September 30, 2013 cash included $42 million and debt included $202 million held at Annaba. In the framework of a strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, an Algerian state-owned entity, ArcelorMittal completed the sale of a 21% controlling stake in ArcelorMittal Annaba to Sider for a nil cash consideration on December 17, 2013. As a result of the sale, ArcelorMittal's stake decreased from 70% to 49%. The Company discontinued full consolidation and accounted for its 49% interest under the equity method. Pursuant to the strategic agreement, ArcelorMittal will also sell to Sider a 21% controlling stake in ArcelorMittal Tebessa, which holds two iron ore mines in Ouenza and Boukadra, Tebessa. Accordingly, the Company classified the related assets and liabilities as held for sale at December 31, 2013. The Company expects to complete this sale in 2014. As a result of deconsolidation the net debt of the Group reduced by $0.2 billion in 4Q 2013.

10 The net deficit of the obligation for employee benefits decreased by $2.6 billion during 12M 2013 ($8.7 billion as of December 31, 2013 as compared to $11.3 billion as of December 31, 2012). The main effects for ArcelorMittal are related to the change in financial assumptions such as the increase of discount rates used to calculate the pension defined benefit obligation (DBO), Other Post-Employment Benefits (OPEB) and early retirement obligations, combined with the higher returns on plan assets. For an illustration of potential sensitivities to a change of significant actuarial assumptions, please refer to page 134 of the Half Year Report 2013 or F88-89 of the Recast of the Company’s 2012 Annual Report on Form 6-K)

11 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

12 EBITDA/t means total Group EBITDA divided by total steel shipments.

13 On November 5, 2013, ArcelorMittal announced that its 51% subsidiary, ArcelorMittal South Africa, had reached an agreement with Sishen Iron Ore Company Ltd (SIOC), a subsidiary of Kumba, relating to the long-term supply of iron ore. The agreement, which became effective as of January 1, 2014, allows ArcelorMittal South Africa to purchase up to 6.25 million tonnes a year of iron ore from SIOC, complying with agreed specifications and lump-fine ratios.  The price of iron ore sold to ArcelorMittal South Africa by SIOC will be determined with reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen Mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices will be referenced to Sishen Mine costs (plus 20%) there is an agreed price for pre-determined quantities of iron ore for the first two years of the agreement. This volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of this agreement. This agreement settled various disputes between the parties.

14 In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.  The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011, the State of Senegal commenced arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award, ruling that Senegal is entitled to terminate the 2007 agreements.  The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal.   The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the fall of 2015.  ArcelorMittal will vigorously defend against any claims made for damages in this new phase of the arbitration. Since it is now considered improbable that the project will be implemented, ArcelorMittal impaired the entire amount of the investment made up to September 30, 2013.

15 In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal agreed to jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal completed exploratory works and a feasibility study in 2013, which showed only a limited viability of the project. As a result, the parties terminated the agreement and ArcelorMittal has impaired the entire amount of the investment made up to December 31, 2013.

16 The $4.3 billion goodwill impairment was due to the weaker macroeconomic and market environment in Europe where apparent steel demand fell by approximately 9% in 2012, bringing the cumulative demand decline to approximately 29% since 2007. This weaker demand environment and expectations that it will persist over the near and medium term, led to a downward revision of cash flow expectations underlying the valuation of the European businesses to which goodwill had been allocated.

17 This relates to a transaction (a "dynamic delta hedge") designed to hedge U.S. dollar-denominated raw material purchases until 2012 that ArcelorMittal entered into in mid-2008 and unwound in late 2008.

18 ArcelorMittal Dofasco made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco have been transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits resulted in an increase in the portion of the cost of health benefits borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012. Under IAS 19R, the curtailment gain in Dofasco increased by $44 million to $285 million due to the full underlying liability being recognized on the balance sheet.

19 On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation for a total consideration of $674 million. The transaction comprised 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

20 On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The Company wrote the carrying amount of the assets down to the net proceeds from the sale for a total amount of $152 million and classified the assets and liabilities subject to the transaction as held for sale. The impairment charge of $152 million is included in income from associates and joint ventures for $111 million with respect to the impairment of the 50% interest in Kiswire ArcelorMittal Ltd and in the impairment line for $41 million related to subsidiaries included in the transaction. The Company expects to close the transaction during the second quarter of 2014 subject to regulatory approvals.

21 Coal of Africa (CoAL) is an equity investment listed on the Johannesburg, London and Australian exchange markets. ArcelorMittal’s stake is 12.03%, and following the accumulation of operating losses, the Company has impaired the asset.

22 On October 8, 2013, ArcelorMittal announced the sale of 233,169,183 shares (the “Shares”) of Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal has agreed to a 180-day lock-up period on its remaining stake in Erdemir. The transaction was cash positive; although it generated an accounting loss of $57 million that was booked in the fourth quarter of 2013.

23 Foreign exchange and other net financing costs include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments.

24 During the fourth quarter of 2013, the Company settled two amnesty programmes in Brazil, for a total amount of $302 million out of which $147 million to be paid with tax losses and the remainder over 180 monthly instalments. Of the total, $222 million is recorded as income tax expense and $80 million as interest and penalties in other financing charges.

25 The Company’s interest in the associate Hunan Valin Steel Tube and Wire Co. Ltd. (“Hunan Valin”) decreased from 30% to 20% following the sale of a 10% stake to Hunan Valin Iron & Steel Group Co, Ltd. (“Valin Group”) as a result of the exercise of the first and second put options on February 6, 2013 and August 6, 2013, respectively. The total proceeds were reinvested into a capital increase and the acquisition of an additional 16% interest in Valin ArcelorMittal Automotive Steel (“VAMA”), a downstream automotive steel joint venture between ArcelorMittal and Valin Group in which the Company increased accordingly its stake from 33% to 49%.

26 There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

27 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

28 On April 4, 2012, ArcelorMittal Luxembourg entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million.  The purchase price was split with EUR 165 million payable at closing, and the remaining portion deferred for up to two years. Closing of the transaction occurred on July 17, 2012, with $189 million received for the first instalment of Enovos sale price (after adjustment for dividends). The second and final tranche of $216 million was received in Q3 2013. Taking into account acquisition cost net of dividends received, the disposal of the 23.48% stake in Enovos was cash positive (from an accounting point of view the transaction resulted in a loss of $0.2 billion).

29 Net cash used in financing activities for 3Q 2013 included early debt repayment of $0.8 billion following the completion of a cash tender offer to purchase any and all of the 6.5% U.S. dollar denominated Notes due in April 2014 (“the $ 2014 Notes”) and the 4.625% EURO denominated Notes due in November 2014 (“the € 2014 Notes”), as well as to prepay  €125 million of  6.2% Fixed Rate Notes maturing in 2016 and $120 million of 6.38% privately placed Notes maturing in 2015. The Group separately repurchased the full notional outstanding amount on the €125 million 6.2% Fixed Rate Notes maturing in 2016 and $120 million 6.38% privately placed Notes maturing in 2015.

30 Includes back-up lines for the commercial paper program.

31 Discount rates for pension liabilities increased between December 31, 2012 and December 31, 2013. For an illustration of potential sensitivities to a change of significant actuarial assumptions, please refer to page 134 of the Half Year Report 2013 or F88-89 of the Recast of the Company’s 2012 Annual Report on Form 6-K.

32 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).

33 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.

34 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.

35 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

36 Average steel selling prices are calculated as steel sales divided by steel shipments.

37 Shipments originating from a geographical location.

38 Includes Tubular products business.

39 Commercial paper is expected to continue to be rolled over in the normal course of business.

40 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale), divided by (B) total equity.